EXHIBIT 12.1
THE GOLDMAN SACHS GROUP, INC. and SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND RATIOS OF EARNINGS
TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
($ in millions)

	Three Months
	Ended February		Year Ended November
	2008		2007		2006		2005		2004
Net earnings	$1,511		$11,599		$9,537		$5,626		$4,553
Add:
Provision for taxes	632		6,005		5,023		2,647		2,123
Portion of rents representative of an interest factor	36		137		135		119		118
Interest expense on all indebtedness	10,294		41,981		31,688		18,153		8,888

Pre-tax earnings, as adjusted	$12,473		$59,722		$46,383		$26,545		$15,682

Fixed charges (1):
Portion of rents representative of an interest factor	$36		$137		$135		$119		$118
Interest expense on all indebtedness	10,314		42,051		31,755		18,161		8,893

Fixed charges	$10,350		$42,188		$31,890		$18,280		$9,011

Preferred stock dividend requirements	63		291		212		25		—
Total combined fixed charges and preferred stock dividends	$10,413		$42,479		$32,102		$18,305		$9,011

Ratio of earnings to fixed charges	1.21	x	1.42	x	1.45	x	1.45	x	1.74	x

Ratio of earnings to combined fixed charges and preferred stock dividends	1.20	x	1.41	x	1.44	x	1.45	x	—

(1)	Fixed charges include capitalized interest of $20 million, $70 million, $67 million, $8 million and $5 million as of February 2008, November 2007, November 2006, November 2005 and November 2004, respectively.